Exhibit 12.1
COLORADO INTERSTATE GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	FOR THE YEARS ENDED DECEMBER 31,										FOR THE SIX MONTHS ENDED JUNE 30,
	2000		2001		2002		2003		2004		2004		2005
	(In millions, except ratio)
Earnings Pre-tax income from continuing operations	$124		$57		$136		$167		$112		$59		$55
Fixed charges	27		26		26		26		26		13		16
Capitalized interest	(1)		(2)		(3)		(1)		—		—		—

Total earnings available for fixed charges	$150		$81		$159		$192		$138		$72		$71

Fixed charges Interest and debt costs	$25		$25		$25		$25		$25		$13		$16
Interest component of rent	2		1		1		1		1		—		—

Total fixed charges	$27		$26		$26		$26		$26		$13		$16

Ratio of earnings to fixed charges	5.56	x	3.12	x	6.12	x	7.38	x	5.31	x	5.54	x	4.44	x

For purposes of computing these ratios:
Earnings means pre-tax income from continuing operations before fixed charges less capitalized interest.
Fixed charges means the sum of the following:
— interest costs, not including interest on rate refunds;
— amortization of debt costs; and
— that portion of rental expense which we believe represents an interest factor.